# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearside Biomedical, Inc., CIK 0001539029
CUSIP: 185063104
Title of class of securities: Common Stock, $.001 Par Value
Address of issuer's principal executive offices: 900 NORTH POINT PARKWAY, SUITE 200, ALPHARETTA, Georgia (GA), 30005
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000933430

## Reporting persons
- WHITMORE BRADFORD T: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,523,511; sole dispositive power 0; shared dispositive power 6,523,511; aggregate amount beneficially owned 6,523,511 (8.6% of the class)
  Comment: Bradford T. Whitmore has shared voting power of 2,254,542 shares as the manager of Whitmore Holdings, LLC, which is the general partner of Grace Brothers, LP, the holder of the shares.
  Bradford T. Whitmore has shared voting power of 4,268,969 shares as the manager of Whitmore Holdings, LLC, the holder of the shares.
  Bradford T. Whitmore has shared dispositive power of 2,254,542 shares as the manager of Whitmore Holdings, LLC, which is the general partner of Grace Brothers, LP, the holder of the shares.
  Bradford T. Whitmore has shared dispositive power of 4,268,969 shares as the manager of Whitmore Holdings, LLC, the holder of the shares.
  Based on 75,843,504 shares of the Common Stock of the Issuer outstanding as of November 8, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, and filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- GRACE BROTHERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,254,542; shared voting power 0; sole dispositive power 2,254,542; shared dispositive power 0; aggregate amount beneficially owned 2,254,542 (2.9% of the class)
  Comment: Based on 75,843,504 shares of the Common Stock of the Issuer outstanding as of November 8, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, and filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- Whitmore Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); sole voting power 4,268,969; shared voting power 2,254,542; sole dispositive power 4,268,969; shared dispositive power 2,254,542; aggregate amount beneficially owned 6,523,511 (8.6% of the class)
  Comment: Whitmore Holdings, LLC has shared voting power of 2,254,542 shares as the general partner of Grace Brothers, LP, the holder of the shares.
  Whitmore Holdings, LLC has shared dispositive power of 2,254,542 shares as the general partner of Grace Brothers, LP, the holder of the shares.
  Based on 75,843,504 shares of the Common Stock of the Issuer outstanding as of November 8, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, and filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- Bradford Whitmore Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); sole voting power 0; shared voting power 6,523,511; sole dispositive power 0; shared dispositive power 6,523,511; aggregate amount beneficially owned 6,523,511 (8.6% of the class)
  Comment: Bradford Whitmore Trust has shared voting power of 2,254,542 shares as the sole member of Whitmore Holdings, LLC, which is the general partner of Grace Brothers, LP.
  Bradford Whitmore Trust has shared voting power of 4,268,969 shares as the sole member of Whitmore Holdings, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared dispositive power of 2,254,542 shares as the sole member of Whitmore Holdings, LLC, which is the general partner of Grace Brothers, LP.
  Bradford Whitmore Trust has shares dispositive power of 4,268,969 shares as the sole member of Whitmore Holdings, LLC, the holder of the shares.
  Based on 75,843,504 shares of the Common Stock of the Issuer outstanding as of November 8, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, and filed with the U.S. Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Clearside Biomedical, Inc.
Address of issuer's principal executive offices: 900 NORTH POINT PARKWAY, SUITE 200, ALPHARETTA, GEORGIA, 30005.

## Item 2. Person Filing
Name of person filing: The statement is filed by Bradford T. Whitmore ("Whitmore"), Grace Brothers, LP ("Grace"), Whitmore Holdings, LLC ("WHLLC") and Bradford Whitmore Trust ("Whitmore Trust"). Whitmore is the sole trustee of Whitmore Trust and the manager of WHLLC. WHLLC is the general partner of Grace.
Address of principal business office or, if none, residence: The business address of Grace and Whitmore is 5215 Old Orchard Road, Ste 620, Skokie, IL 60077. The business address of WHLLC and Whitmore Trust is 4615 Churchwood Drive, Nashville, TN 37220.
Citizenship: Whitmore is a United States citizen. Grace is a Delaware limited partnership. WHLLC is a Tennessee limited liability company. Whitmore Trust is a trust formed under the laws of the State of Tennessee.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,523,511 shares Common Stock
Percent of class: 8.6%
Sole power to vote or to direct the vote:
Grace has sole power to vote or to direct the vote for 2,254,542 shares.
WHLLC has sole power to vote or to direct the vote for 4,268,969 shares.
Shared power to vote or to direct the vote:
Whitmore, WHLLC and Whitmore Trust have shared power to vote or direct the vote for 2,254,542 shares.
Whitmore and Whitmore Trust have shared power to vote or direct the vote for 4,268,969 shares.
Sole power to dispose or to direct the disposition:
Grace has sole power to dispose or to direct the disposition of 2,254,542 shares.
WHLLC has sole power to dispose or to direct the disposition of 4,268,969 shares.
Shared power to dispose or to direct the disposition:
Whitmore, WHLLC and Whitmore Trust have shared power to dispose or direct the disposition of 2,254,542 shares.
Whitmore and Whitmore Trust have shared power to dispose or to direct the disposition of 4,268,969 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WHITMORE BRADFORD T: Bradford T. Whitmore, Bradford T. Whitmore (03/04/2025)
- GRACE BROTHERS LP: Whitmore Holdings, LLC, General Partner (03/04/2025)
- Whitmore Holdings, LLC: Bradford T. Whitmore, Manager (03/04/2025)
- Bradford Whitmore Trust: Bradford T. Whitmore, Trustee (03/04/2025)